EXHIBIT 99.1

Seabridge Mourns the Death of a Director

TORONTO, March 24, 2016 (GLOBE NEWSWIRE) -- It is with great sadness that the Board of Directors and management of Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) announce that Director, colleague and friend, Thomas (Tom) C. Dawson passed away on March 22, 2016.  Tom joined the Seabridge Board in early 2006 and over the last decade was instrumental in over-seeing the growth and success of the Company. At various stages of his tenure on the Board, he chaired various committees but none benefitted more than his tireless and diligent work on the audit committee. Tom’s clear headed guidance and commitment to the integrity of the Company’s financial reporting and disclosure was unsurpassed.  “This is a difficult time for everyone at Seabridge. Tom’s leadership, integrity and friendship over the last ten years of the Company’s transformation will be greatly missed,” said Rudi Fronk, Chairman and CEO Seabridge Gold Inc.
"On behalf of the Board of Directors and all employees, I extend our deepest condolences to Tom’s family and to all who came to know him as a colleague, as a mentor and as a friend."

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net